[redacted]

SECUR. 09055464 IISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53629

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2008** (MM/DD/YY) AND ENDING **12/31/2008** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SILVERTON CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3284 Northside Parkway, N.W.
(No. and Street)

Atlanta (City) **Georgia** (State) **30327** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brad Jones **(770) 805-2000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE
Suite 1800 (Address) **Atlanta** (City) **Georgia** (State) **30303** (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(3)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, *Frank Brown*, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Silverton Capital Corporation**, as of **December 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

MARY E. GREEN
MY COMMISSION EXPIRES
NOTARY PUBLIC
8-24-2010
COBB COUNTY, GEORGIA

This report** contains (Check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Silverton Capital Corporation

(a wholly owned subsidiary of Silverton Financial Services, Inc.)

Financial Statements
and Supplemental Schedule
December 31, 2008 and 2007
(with Independent
Accountants' Report thereon)

▶▶▶▶▶

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholder
Silverton Capital Corporation

We have audited the accompanying balance sheets of Silverton Capital Corporation (a wholly owned subsidiary of Silverton Financial Services, Inc.) as of December 31, 2008 and 2007, and the related statements of operations, stockholder's equity, comprehensive income (loss), and cash flows for the years then ended that you are filling pursuant to Rule 17a-5 under the Securities Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silverton Capital Corporation as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 8, 2009

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

SILVERTON CAPITAL CORPORATION
(a wholly owned subsidiary of Silverton Financial Services, Inc.)

Balance Sheets

December 31, 2008 and 2007

	2008	2007
Assets		
Cash	$ 550,106	1,412,409
Interest bearing deposits	20,000	20,000
Securities available for sale	502,500	501,095
Furniture and equipment, net	77,548	14,359
Other assets	57,052	34,144
	$ 1,207,206	1,982,007
Liabilities and Stockholder's Equity		
Commissions and profit sharing payable	$ 54,041	528,146
Income taxes payable to Parent	54,795	120,845
Accounts payable and other liabilities	8,653	39,271
Total liabilities	117,489	688,262
Stockholder's equity:		
Preferred stock; $.01 par value, 25,000 shares authorized, no shares issued and outstanding	-	-
Common stock; $.01 par value, 100,000 shares authorized, 1,000 shares issued and outstanding	10	10
Additional paid-in capital	499,990	499,990
Retained earnings	588,350	793,066
Accumulated other comprehensive income, net of tax	1,367	679
Total stockholder's equity	1,089,717	1,293,745
	$ 1,207,206	1,982,007

See accompanying notes to financial statements.

SILVERTON CAPITAL CORPORATION
(a wholly owned subsidiary of Silverton Financial Services, Inc.)

Statements of Operations

For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenues:		
Interest income	$ 17,000	23,702
Investment banking fees	580,531	650,625
Advisory fees	310,951	1,011,994
Other	16,785	58,214
Total revenue	925,267	1,744,535
Operating expenses:		
Salaries, commissions and employee benefits	853,236	1,262,163
Occupancy	133,516	73,744
Other operating	268,703	270,498
Total operating expenses	1,255,455	1,606,405
(Losses) earnings before income taxes	(330,188)	138,130
Income tax (benefit) expense	(125,472)	54,951
Net (loss) earnings	$ (204,716)	83,179

See accompanying notes to financial statements.

SILVERTON CAPITAL CORPORATION
(a wholly owned subsidiary of Silverton Financial Services, Inc.)

Statements of Stockholder's Equity

For the Years Ended December 31, 2008 and 2007

	Common Stock		Additional	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Paid-In Capital	Earnings	Income (Loss)	Total
Balance, December 31, 2006	1,000	$10	499,990	709,887	(775)	1,209,112
Net earnings	-	-	-	83,179	-	83,179
Change in accumulated other comprehensive income, net of tax	-	-	-	-	1,454	1,454
Balance, December 31, 2007	1,000	$10	499,990	793,066	679	1,293,745
Net loss	-	-	-	(204,716)		(204,716)
Change in accumulated other comprehensive income, net of tax	-	-	-	-	688	688
Balance, December 31, 2008	1,000	$10	499,990	588,350	1,367	1,089,717

See accompanying notes to financial statements.

SILVERTON CAPITAL CORPORATION
(a wholly owned subsidiary of Silverton Financial Services, Inc.)

Statements of Comprehensive Income

For the Years Ended December 31, 2008 and 2007

	2008	2007
Net (loss) earnings	$ (204,716)	83,179
Other comprehensive gain arising from unrealized gains on securities available for sale, net of tax expense of $422 and $891	688	1,454
Comprehensive (loss) income	$ (204,028)	84,633

See accompanying notes to financial statements.

SILVERTON CAPITAL CORPORATION
(a wholly owned subsidiary of Silverton Financial Services, Inc.)

Statements of Cash Flows

For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities:		
Net (loss) earnings	$ (204,716)	83,179
Adjustments to reconcile net earnings to net cash provided (used) by operating activities:		
Depreciation and amortization	13,066	7,614
Provision for deferred taxes	11,619	(560)
Change in:		
Other assets	(22,908)	(21,546)
Commissions and profit sharing payable	(474,105)	489,344
Income taxes payable to Parent	(78,091)	33,012
Accounts payable and other liabilities	(30,618)	25,137
Net cash (used) provided by operating activities	(785,753)	616,180
Cash flows from investing activities:		
Purchase of securities available for sale	(500,000)	(500,000)
Calls and maturities of securities available for sale	500,000	500,000
Purchase of furniture and equipment	(76,550)	(8,949)
Net cash used by investing activities	(76,550)	(8,949)
Net change in cash	(862,303)	607,231
Cash, beginning of year	1,432,409	825,178
Cash, end of year	$ 570,106	1,432,409
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$ -	22,500
Supplemental schedule of noncash investing activities:		
Change in accumulated other comprehensive income, net of tax	$ 688	1,454

See accompanying notes to financial statements.

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Business

Silverton Capital Corporation (the "Company") was incorporated under the laws of the State of Georgia on October 1, 2001 and capitalized on October 31, 2001. The Company is registered as a fully disclosed clearing broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates principally as an investment banker.

Relationship with Affiliate

The Company's operations are integrally dependent on the operations of Silverton Financial Services, Inc., the Company's parent, and Silverton Bank, an affiliate by common ownership. A major portion of the Company's revenue results directly from these affiliates' activities.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the broker/dealer industry. The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Furniture and Equipment

Furniture and equipment are reported at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets (three to seven years).

Revenue Recognition

Investment banking fees and related commission expense are recorded at closing of the securities offerings for which the Company is serving as investment banker.

Advisory fees are recorded as set forth in the engagement letter and upon the execution of a definitive agreement relating to a sale or acquisition transaction and the completion of certain activities as described in the engagement letter.

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period in which the enactment date is included.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities results in deferred tax assets, the Company evaluates the probability of being able to realize the future benefits indicated by such assets. A valuation allowance is provided for a portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(1) Description of Business and Summary of Significant Accounting Policies, continued

Recently Adopted and Issued Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 affects other accounting pronouncements that require or permit fair value measurements. The standard was effective for the Company as of January 1, 2008 and had no effect on the Company's financial position or results of operations.

The standard establishes a three-level fair value hierarchy for fair value measurements. Level 1 inputs are quoted prices in active markets for identical assets or liabilities that a company has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. The Company's fair value measurements for items measured at fair value at December 31, 2008 included:

	Fair Value Measurements December 31, 2008	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Investment securities available for sale	$ 502,500	-	502,500	-

Fair values of investments securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges when available. If quoted prices are not available, fair value is determined using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"), which permits entities to choose to measure financial instruments and certain other instruments at fair value. The standard was effective for the Company as of January 1, 2008. The Company did not choose this option for any asset or liability, and therefore SFAS 159 did not have any effect on the Company's financial position, results of operations or disclosures.

(2) Securities Available for Sale

Securities available for sale at December 31, 2008 and 2007 are as follows:

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government Agencies	$ 500,295	2,205	-	502,500

(2) Securities Available for Sale, continued

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government Agencies	$ 500,000	1,095	-	501,095

There were no securities impaired at December 31, 2008 and 2007.

The amortized cost and estimated fair value of securities available for sale at December 31, 2008, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
U.S. Government Agencies:		
Within 5 years	$ 500,295	502,500

(3) Employee Benefit Plan

Subject to certain service requirements, substantially all employees of the Company are covered by a 401(k) defined contribution plan that is sponsored by Silverton Financial Services, Inc. In accordance with the plan description the Company matches 100 percent of the first five percent of employee contributions for 2008. Company contributions to the plan for the years ended December 31, 2008 and 2007 totaled approximately $38,379 and $26,113, respectively.

(4) Income Taxes

The components of income tax (benefit) expense for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Current	(137,091)	55,512
Deferred	11,619	(560)
Income tax (benefit) expense	(125,472)	54,952

The Company's income tax (benefit) expense does not differ significantly from the amounts computed by applying the combined federal and state income tax rates to earnings (losses) before income taxes.

(4) Income Taxes, continued

The following summarizes the components of the net deferred tax asset, which is included in other assets:

	2008	2007
Deferred tax asset (liability) relating solely to unrealized gains (losses) on securities available for sale	(838)	(416)
Deferred tax (liability) relating solely to furniture and equipment	(13,038)	(1,419)
Net deferred (asset) liability	(13,876)	(1,835)

The Company is included in the consolidated income tax returns of its parent company. Pursuant to a Tax Allocation Agreement with its parent company, the Company computes the income tax effect of its operations on a standalone basis (except that the income taxes are computed at the blended income tax rates that are expected to apply to the consolidated group), and remits to the parent company the amount, if any, of income taxes that would be currently payable as a result of its operations.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return including positions that the organization is exempt from income taxes or not subject to income taxes on unrelated business income. If there are changes in net assets as a result of application of FIN 48 these will be accounted for as an adjustment to the opening balance of retained earnings. Additional disclosures about the amounts of such liabilities will be required also.

The Company presently recognizes income tax positions based on management's estimate of whether it is reasonably possible or probable, respectively, that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, Accounting for Contingencies. The Organization has elected to defer the application of Interpretation 48 in accordance with FASB Staff Position (FSP) FIN 48-3. This FSP defers the effective date of Interpretation 48 for nonpublic enterprises, such as Silverton Capital Corporation, included within its scope to the annual financial statements for fiscal years beginning after December 15, 2008. The Organizations will be required to adopt FIN 48 in its 2009 annual financial statements. Management has not assessed the impact of FIN 48 on its financial position and results of operations and has not determined if the adoption of FIN 48 will have a material effect on its financial statements.

(5) Related Parties

The Company has a Support and Services Agreement with Silverton Bank whereby certain of Silverton Bank's employees provide certain human resources, accounting, internal audit and compliance services to the Company in exchange for a monthly service fee of $3,200 and also provide systems development and information technology support services, as needed, for a fee based on the estimated cost of providing such services. Total fees paid to Silverton Bank for these services in 2008 and 2007 were $38,400 per year.

(5) Related Parties, continued

The Company also subleases from Silverton Bank certain office space pursuant to an operating sublease agreement. During 2008 and 2007, the Company incurred approximately $76,000 and $23,000, respectively, in rent expense related to this lease.

(6) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-l") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital, as defined, of $945,067, which was $895,067 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .12 to 1.

The Company qualifies for exemption from the Customer Protection Rule (Rule 15c3-3 paragraph (k)(2)).

SUPPLEMENTAL

SCHEDULE

SILVERTON CAPITAL CORPORATION
(a wholly owned subsidiary of Silverton Financial Services, Inc.)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Computation of Net Capital:	
Stockholder's equity	$ 1,089,717
Non allowable assets	(134,600)
Haircuts on securities positions	(10,050)
Net capital	945,067
Minimum net capital	50,000
Net capital in excess of requirement	$ 895,067
Computation of aggregate indebtedness:	
Aggregate indebtedness	$ 117,489
Ratio of aggregate indebtedness to net capital	.12 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5:
There is no difference between net capital reported above and net capital as reported in Part II (unaudited) of the Company's FOCUS report.

Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Silverton Capital Corporation
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedule of Silverton Capital Corporation (the "Company"), as of and for the year ended December 31, 2008, in accordance with the auditing standards generally accepted in the United States, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 8, 2009